UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-16485

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.
370 KNOLLWOOD STREET, SUITE 500
WINSTON-SALEM, NC 27103

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Index
December 31, 2011 and 2010

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits
December 31, 2011 and 2010	4

Statements of Changes in Net Assets Available for Plan Benefits Years
Ended December 31, 2011 and 2010	5

Notes to Financial Statements	6

Supplemental Schedule*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011	14

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Signatures	15

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Krispy Kreme Doughnut Corporation
Retirement Savings Plan
Winston-Salem, North Carolina

We have audited the accompanying statements of net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Witt Mares, PLLC
Richmond, Virginia
June 25, 2012

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2011 and 2010

Assets	2011	2010
Cash and cash equivalents	$8,520	$14,245
Investments, at fair value (Note 3)	28,448,693	28,417,436
Receivables
Employer	6,584	5,600
Employee	16,555	14,427
Notes receivable from participants	1,742,141	1,729,915
	1,765,280	1,749,942

Total assets, at fair value	30,222,493	30,181,623

Liabilities
Excess contributions due to participants	261,927	241,612
Net assets, at fair value	29,960,566	29,940,011

Adjustment from fair value to contract value for interest in a collective
trust relating to fully benefit-responsive investment contracts (Note 2)	(265,844)	(399,494)
Net assets available for plan benefits	$29,694,722	$29,540,517

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Contributions
Employer	$810,892	$751,364
Employee	2,005,074	1,935,586
Rollovers	30,161	13,717
	2,846,127	2,700,667
Investment income
Interest and dividends	730,662	630,773
Net appreciation (depreciation) in fair value of investments	(600,806)	2,322,406
	129,856	2,953,179

Total additions	2,975,983	5,653,846

Deductions from net assets attributed to:
Benefits paid to participants	2,680,591	2,709,284
Administrative expenses	141,187	71,989
Total deductions	2,821,778	2,781,273

Net increase in net assets	154,205	2,872,573

Net assets available for plan benefits:
Beginning of year	29,540,517	26,667,944
End of year	$29,694,722	$29,540,517

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of the Plan

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code (“IRC”) which allows voluntary contributions by participants. The Plan is available to employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee
Branch Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan.

Administration
The Plan administrator is the Company.

Retirement
The normal retirement date is the day on which a participant attains the age of 65.

Contributions
Participants may make pretax salary reduction contributions to the Plan through payroll deductions not to exceed 100% of their eligible compensation, which consists of annual base salary plus the amount of any bonus or incentive award, up to the annual Internal Revenue Service (“IRS”) dollar limits. Participants may also make salary reduction contributions of up to 15% of their eligible compensation on an after-tax basis. The total amount of pretax and after-tax salary reduction contributions may not exceed 100% of eligible compensation. The Company matches 50% of the first 6% of compensation each participant contributes to the Plan.

During 2011 and 2010, certain “highly compensated” employees made contributions to the Plan in excess of the contribution limitations of the IRC. The aggregate amount of such excess contributions as of December 31, 2011 and 2010 was recorded as excess contributions due to participants and was refunded to the participants in 2012 and 2011, respectively.

Participant Accounts
Participant accounts are maintained by the Trustee. Each participant’s retirement savings account reflects the participant’s contributions, the Company’s matching contributions with respect to such participant and investment earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
Participants are immediately vested in their voluntary and the Company’s matching contributions.

Withdrawals
Participants are entitled to withdraw all or a portion of their account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw account balances prior to age 59-1/2 subject to IRC penalties and only in the event of extreme economic hardship or termination of employment.

Notes receivable from participants
A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s account balance. Each loan will bear interest at a rate not to exceed the prime interest rate plus one percent in effect on the date the loan is approved. There were $1,742,141 and $1,729,915 of notes receivable from participants at December 31, 2011 and 2010, respectively. Participant loans outstanding at December 31, 2011 are due January 2012 through January 2017 with interest rates ranging from 4.00% to 8.25%.

Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, participant account balances shall be paid in accordance with the provisions of the Plan.

Investment Options
A participant may direct employee and employer contributions to any of the investment options offered by the Plan, which are subject to change. In November 2005, the Plan discontinued the common stock of the Company’s parent, Krispy Kreme Doughnuts, Inc., (“KKDI Stock”) as an investment option for both new contributions and for balance transfers from other investment options.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

As described in accounting standards for the reporting of fully benefit-responsive investment contracts held by certain investment companies, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the accounting standards described above, the statement of net assets available for plan benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from its fair value to contract value relating to the investment contracts. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Cash and Cash Equivalents
The Plan considers cash on hand, deposits in banks and all highly liquid debt instruments with a maturity of three months or less at date of acquisition to be cash and cash equivalents.

Valuation of Investments
The Plan’s investments are stated at fair value. Mutual funds are valued at the net asset value of the shares which are determined by quoted market prices. The value of the KKDI Stock is determined by quoted market prices. The Plan’s interest in a collective trust (the Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

In accordance with the policy of stating investments at fair value, the net appreciation or depreciation in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and changes in unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants
Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Expenses of the Plan
Fees paid to the Trustee in connection with the administration of the Plan are paid from the Plan’s assets. All other administrative costs associated with the Plan are paid by the Company.

Payment of Benefits
Benefit payments are recorded when paid.

Risk and Uncertainties
The Plan has underlying investments that are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Concentration of Credit Risk
Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, the money market fund, and common stock investments.

Fair Value Measurements
The accounting standards for fair value measurements define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The accounting standards for fair value measurements define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The accounting standards for fair value measurements establish a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities.

Level 2	Inputs to the valuation methodology are other than quoted prices in active markets for identical assets such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	Inputs to the valuation methodology are unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

The financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the plan at year end which are determined by quoted market prices.

Common stock: Valued at the quoted market prices reported on the active market on which the individual securities are traded.

Collective investment fund: Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011 and 2010, respectively:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Intermediate government	$2,777,784	$-	$-	$2,777,784
Intermediate term-bond	38	-	-	38
Moderate allocation	2,761,268	-	-	2,761,268
Small blend	1,768,888	-	-	1,768,888
Mid cap value	1,744,404	-	-	1,744,404
Large growth	1,403,172	-	-	1,403,172
Large blend	1,586,962	-	-	1,586,962
Foreign large growth	1,054,813	-	-	1,054,813
Mid cap growth	640,359	-	-	640,359
Large value	664,427	-	-	664,427
Total mutual funds	$14,402,115	$-	$-	$14,402,115

Common stock	1,516,126	-	-	1,516,126

Collective investment fund	-	12,530,452	-	12,530,452

Total assets at fair value	$15,918,241	$12,530,452	$-	$28,448,693

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Intermediate government	$3,042,712	$-	$-	$3,042,712
Moderate allocation	2,607,319	-	-	2,607,319
Small blend	1,870,299	-	-	1,870,299
Mid cap value	1,782,974	-	-	1,782,974
Large growth	1,500,043	-	-	1,500,043
Large blend	1,436,182	-	-	1,436,182
Foreign large growth	1,037,953	-	-	1,037,953
Mid cap growth	680,412	-	-	680,412
Large value	607,094	-	-	607,094
Total mutual funds	$14,564,988	$-	$-	$14,564,988

Common stock	1,718,615	-	-	1,718,615

Collective investment fund	-	12,133,833	-	12,133,833

Total assets at fair value	$16,283,603	$12,133,833	$-	$28,417,436

3.	Investments

The Plan’s investments are held by the Trustee. The following table summarizes Plan investments individually representing 5% or more of the Plan’s net assets available for plan benefits at one or both year ends:

	2011	2010
Federated Capital Preservation Fund	$12,530,452	$12,133,833
Sterling Capital Intermediate U.S. Government Bond Fund	2,777,747	3,042,712
Oakmark Equity and Income Fund	2,761,268	2,607,319
T. Rowe Price Mid Cap Value Fund	1,744,404	1,782,974
Vanguard 500 Index Fund	1,586,911	1,436,182
KKDI Stock	1,516,126	1,718,615
American Funds Growth Fund of America	1,403,143	1,500,043

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Mutual funds	$(507,154)	$1,284,343
KKDI stock	(93,652)	1,038,063
Total net appreciation (depreciation) in fair value of investments	$(600,806)	$2,322,406

4.	Related Party Transactions

Transactions involving the Trustee qualify as party-in-interest transactions. The Trustee receives certain fees associated with the administration of the Plan. Fees paid directly by the Plan to the Trustee for management services and administration of the Plan totaled $141,187 and $71,989 for the years ended December 31, 2011 and 2010, respectively.

Additionally, the Trustee receives fees for managing certain funds in which the Plan invests and a portion of the fees paid to the managers of certain of the funds in which the Plan invests that are not managed by the Trustee. These investment management fees are reflected in the return earned on each fund.

Prior to November 2005, the Plan offered KKDI Stock as an investment option. Transactions in KKDI Stock qualify as party-in-interest transactions. The Plan held 231,824 and 246,220 shares of KKDI Stock at December 31, 2011 and 2010, respectively. The stock price was $6.54 and $6.98 per share at December 31, 2011 and 2010, respectively. During the Plan year ended December 31, 2011, 14,396 shares of KKDI Stock were sold or distributed by the Plan; no shares were purchased during the year as KKDI Stock was discontinued as an investment option in November 2005. The Company appointed U.S. Trust, N.A. as the independent fiduciary with respect to the Plan’s investments in KKDI Stock. The Company pays the fees of U.S. Trust, N.A. Included in Plan assets are shares of mutual funds sponsored by the Trustee that therefore qualify as party-in-interest transactions. At December 31, 2011 and 2010, mutual funds and cash equivalents sponsored by the Trustee amounted to $2,786,267 and $3,056,957, respectively. Total interest and dividends received on these investments for the years ended December 31, 2011 and 2010 were $88,009 and $94,312, respectively. Net appreciation (depreciation) in the fair value of these investments for the years ended December 31, 2011 and 2010 was $72,392 and $(1,042), respectively.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the corresponding amounts shown in the Plan’s Form 5500 as of December 31, 2011 and 2010.

	2011	2010
Net assets available for plan benefits per the financial statements	$29,694,722	$29,540,517
Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	265,844	399,494

Net assets available for plan benefits per the Form 5500	$29,960,566	$29,940,011

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2011 and 2010 to the corresponding amounts shown in the Plan’s Form 5500.

	2011	2010
Total investment income per the financial statements	$129,856	$2,953,179
Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	(133,650)	80,554
Total investment income per the Form 5500	$(3,794)	$3,033,733

6.	Tax Status of the Plan

The Company has received a favorable IRS determination letter dated August 25, 2005 with respect to the tax status of the Plan. The Company requested an updated determination letter to give affect to certain amendments to the Plan. Subsequent to the Plan year end, the Company received a favorable IRS determination letter dated February 22, 2012. The Company has requested that the determination letter issued by the IRS be amended and reissued to reflect all amendments to the Plan covered by the determination letter. The Company expects the IRS to grant this request, but it has not yet done so. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Plan is also subject to rules and regulations promulgated by the Department of Labor (“DOL”) and the IRS. Failure to comply with the provisions of ERISA or the rules and regulations of the DOL and IRS could result in penalties to the Plan and for its sponsor.

7.	Litigation

During the Plan year ended December 31, 2007, the Company’s parent settled a securities class action lawsuit and partially settled certain related shareholder derivative litigation. The Plan was among the members of the class participating in the settlement and received approximately $262,000 of the settlement proceeds in 2008. The employer payment to the Plan related to this securities class action litigation settlement was considered a nonexempt transaction. The Company submitted an application for individual exemption to the DOL in 2008. The application for exemption was denied by the DOL in May 2010. The Company appealed this decision, and in August 2011, the DOL granted the Company’s requested exemption, 76 Fed. Reg. 49,788 (August 11, 2011).

8.	Subsequent Events

The Plan has evaluated all events through the date these financial statements were available to be issued. The Plan has determined that there are no subsequent events that require disclosure pursuant to the Financial Accounting Standards Board Accounting Standards Codification.

SUPPLEMENTAL SCHEDULE

Krispy Kreme Doughnut Corporation Retirement Savings Plan Schedule H, line 4i Schedule of Assets (Held at End of Year) December 31, 2011

		Description of Investment Including
		Maturity Date, Rate of Interest,
	Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Shares	Cost	Current Value
	Federated Capital Preservation Fund	Collective investment fund	1,226,461	**	$12,530,452
*	Sterling Capital Intermediate U.S. Government Bond Fund	Mutual fund	256,250	**	2,777,747
	Oakmark Equity and Income Fund	Mutual fund	102,080	**	2,761,268
	T. Rowe Price Mid Cap Value Fund	Mutual fund	81,552	**	1,744,404
	Vanguard 500 Index Fund	Mutual fund	13,704	**	1,586,911
	American Funds Growth Fund of America	Mutual fund	49,199	**	1,403,143
	Invesco International Growth Fund	Mutual fund	41,692	**	1,054,813
	Royce Total Return Fund	Mutual fund	75,870	**	962,036
	Oppenheimer Main Street Small and Mid Cap Fund	Mutual fund	40,668	**	806,852
	Goldman Sachs Growth Opportunities Fund	Mutual fund	29,002	**	640,359
	MFS Value Fund	Mutual fund	29,688	**	664,427
	Vanguard 500 Index Signal Fund	Mutual fund	1	**	51
	PIMCO Total Return Fund	Mutual fund	4	**	38
	Vanguard Intermediate-Term Treasury Fund	Mutual fund	3	**	37
	Fidelity Contra Fund	Mutual fund	-	**	29
*	Krispy Kreme Doughnuts, Inc.	Common stock	231,824	**	1,516,126
*	Interest Bearing Cash	Cash equivalents	8,520	**	8,520
		Participant loans due January 2012 - January
*	Participant Loans	2017 (4.0% - 8.25%)	-	-	1,742,141
					$30,199,354

* Party in interest, as defined by ERISA.
**Cost has been omitted as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Krispy Kreme Doughnut Corporation
Retirement Savings Plan

Date: June 28, 2012	/s/ Douglas R. Muir
Douglas R. Muir
Member of the Retirement
Savings Plan Committee